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                         March 7, 2024

       Aengus Kelly
       Chief Executive Officer
       AerCap Holdings N.V.
       AerCap House
       65 St. Stephen   s Green
       Dublin D02 YX20
       Ireland

                                                        Re: AerCap Holdings
N.V.
                                                            Registration
Statement on Form F-4
                                                            Filed March 1, 2024
                                                            File No. 333-277595

       Dear Aengus Kelly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Douglas Dolan